EXHIBIT 8

List of Material Subsidiaries of M-Systems Flash Disk Pioneers Ltd.

and where they are incorporated

Name	Country of Organization	Ownership
M-Systems, Inc.	U.S.	100%
M-Systems Finance Inc.	Cayman Islands	100%
M-Systems (Cayman) Limited	Cayman Islands	100%
P.P.S. von Koppen Pensioen B.V.	Netherlands	100%
M-Systems Asia Ltd.	Taiwan	100%
M-Systems Flash Disk Pioneers (Japan), Inc.	Japan	100%
M-Systems UK Ltd.	United Kingdom	100%
M-Systems China Shenzhen Ltd.	China	100%
M-Systems B.V.	The Netherlands	100%
TwinSys Ltd. *	Israel	50.10%
TwinSys Data Storage L.P. *	Israel	50.10%
U3 LLC	U.S.	50%

____ 1 ____

*      Established together with a partner as an Israeli corporation to serve as the General Partner of TwinSys Data Storage L.P., which is a limited partnership established by the Company and such partner

____ 2 ____